Exhibit 99.22

P.O. Box 10142, Pacific Centre
British Columbia	701 West Georgia Street
Securities Commission	Vancouver BC V7Y 1L2
Canada
Corporate Finance	Telephone: (604) 899-6500
SEDAR Electronic Correspondence	Fax: (604) 899-6581
(BC and Alberta only) 1-800-373-6393

RECEIPT

Mogo Finance Technology Inc.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated May 8, 2017 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 8, 2017

Michael L. Moretto
Michael L. Moretto, CPA, CA
Manager, Corporate Finance

SEDAR Project Number 2623119